UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------
                                  SCHEDULE TO-C

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

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                                 CBS CORPORATION
                       (Name of Subject Company (Issuer))

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                                 CBS CORPORATION
                   (Name of Filing Person-Issuer and Offeror)

      Options to Purchase Class B Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    124857202
                      (CUSIP Number of Class of Securities)

                                Louis J. Briskman
                  Executive Vice President and General Counsel
                                 CBS Corporation

                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 975-4321
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 --------------
                                    Copy to:
                            Linda E. Rappaport, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            Calculation of Filing Fee

    Transaction valuation                             Amount of filing fee
-------------------------------                  -------------------------------
       Not applicable*                                  Not applicable*


   *A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:  Not applicable
                                         ------------------------------
                  Form or Registration No.:  Not applicable
                                           ----------------------------
                  Filing Party:  Not applicable
                               ----------------------------------------
                  Date Filed:  Not applicable
                             ------------------------------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                [ ]    third-party tender offer subject to Rule 14d-1.
                [X]    issuer tender offer subject to Rule 13e-4.
                [ ]    going-private transaction subject to Rule 13e-3.
                [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                                  EXHIBIT INDEX

Exhibit
No.
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99.1     Letter to All Employees Holding Options, dated April 27, 2006.

99.2     Voluntary Exchange Offer Workshop Schedule, dated April 27 2006.

99.3     Letter to CBS Radio Employees Holding Options, dated April 28, 2006.



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